Exhibit 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE ANNOUNCES SECOND QUARTER 2015 RESULTS

Home Market Depletion Growth of 7% and Continued Infrastructure Optimization Validate Long-Term Growth Strategy; Management Updates Guidance to Reflect Short-Term Market Challenges

Portland, Ore. (Aug. 5, 2015) - Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today reported its financial results for the second quarter ended June 30, 2015. The Company reported net sales of $58.5 million, a 3% increase over the second quarter of 2014, driven by a 2% increase in shipments and higher net sales per barrel. Gross margin increased to $18.7 million, while the gross margin rate decreased by 90 basis points as a result of higher cost of goods sold per barrel compared to the same period last year, which included increased production volume in anticipation of our Memphis brewery coming online. SG&A expense increased by $1.1 million, which reflects planned investments in sales infrastructure and marketing.
Net income for the second quarter was $1.4 million, or a decrease of $0.6 million from the same period in 2014. Earnings per diluted share for the second quarter of 2015 were $0.07, or a decrease of $0.03 from the comparable period in 2014.
Second quarter 2015 financial highlights include:

•
We saw strong performance in three of our core brand families, with double-digit depletion growth from Kona and Omission, which remains the #1 beer in the gluten-free beer category; and Widmer Brothers continued its steady turnaround. Depletion volume, however, was flat over the second quarter of 2014, which primarily reflects weak performance in our Redhook brand family outside of its home market of Washington state.

◦
In our home markets of Hawaii, Oregon, and Washington, depletion volume grew 7% over the second quarter of 2014, which validates our strategic focus on delivering sustainable topline growth, particularly in our brands’ home states.

◦
As we look to build on our home market strategy through establishing strategic partnerships with strong local brands, we are expanding our partnership with Boone, NC-based Appalachian Mountain Brewery to include an alternating proprietorship in our Portsmouth brewery.

◦	Our international business continues to grow, with international shipments increasing by 60% over the second quarter of 2014, driven by the continued strength of our Kona brand family.

•
Net sales and total beer shipments increased 3% and 2%, respectively, compared to the second quarter of 2014, reflecting continued progress to align shipments and depletions, while managing inventory levels in preparation for the peak summer season.

•
Our beer gross margin rate decreased 70 basis points to 34.6% in the second quarter, compared to 35.3% in the second quarter last year. This decrease reflects the lapping of last year's production build up to support bringing our Memphis brewery online. The decreased rate was also due to a planned decrease in production in the second quarter of 2015 as we continued to align production with shipments and depletions. These decreases were partially offset by lower raw material and distribution costs on a per barrel basis. Our pub gross margin rate decreased by 40 basis points to 13.4%, compared to 13.8%, due to increases in selling and employee related costs. As a result, our combined second quarter gross margin rate decreased 90 basis points to 31.9%, compared to 32.8% for the second quarter last year.

•
Owned capacity utilization was 82% in the second quarter of 2015, compared to 87% in the second quarter of 2014, which primarily reflects the addition of our brewing operations in Memphis, as well as continued efforts to balance and normalize inventories.

•
As a percentage of net sales, our selling, general and administrative expense (“SG&A”) increased to 28% in the second quarter of 2015, compared to 27% in the second quarter of 2014, due to lower sales and planned increases in sales infrastructure and marketing expenses.

•	Diluted income per share for the second quarter of 2015 was $0.07, compared to $0.10 for the same period last year.

Year to date 2015 financial highlights include:

•	Depletion volume grew 1% over the first six months of 2014.

◦	In our home markets of Hawaii, Oregon, and Washington, depletion volume grew 7% over the first six months of 2014.

•	Net sales were relatively flat compared to the comparable six-month period in 2014, and total beer shipments decreased by 3%, reflecting ongoing efforts to synchronize shipments and depletions.

•
Our beer gross margin rate decreased slightly by 10 basis points to 32.6% in the first six months, compared to 32.7% in the first six months last year, reflecting lower capacity utilization in our owned breweries, a shift in packaging mix, as well as the intentional increased production in the second quarter of 2014 to support bringing Memphis online. The decrease was partially offset by lower distribution costs and higher pricing on a per barrel basis. Our pub gross margin rate decreased by 180 basis points to 11.7% in the first six months of 2015, compared to 13.5% in the same period of 2014, due to closures resulting from inclement weather during the first quarter of 2015 and the closure of our Koko pub for a full remodel. As a result, our combined year to date gross margin rate decreased 50 basis points to 29.8%, compared to 30.3% for the first six months last year.

•
Owned capacity utilization decreased to 70% in the first six months of 2015 compared to 78% in the first six months of 2014, which primarily reflects the addition of our brewing operations in Memphis, as well as a decrease in shipment volume.

•
As a percentage of net sales, our SG&A increased to 29% in the first six months of 2015 from 27% in the first six months of 2014, which was primarily due to increased investments in sales infrastructure and marketing.

•	Diluted income per share for the first half of 2015 was $0.01, compared to $0.09 for the same period last year.

Trailing twelve-month financial highlights include:

•
To address the wide variances in quarterly results and provide a more representative view into our financial performance, we are sharing trailing 12-month comparisons for the periods ended June 30, 2015 and June 30, 2014.

◦	For those periods, our beer shipments increased 1%, depletions increased 3%, and net sales increased 3%.

◦
Our beer gross margin expanded by 10 basis points to 31.7% and pub/restaurant gross margin contracted by 160 basis points to 12.5% for the same 12-month periods, for a combined gross margin contraction of 20 basis points to 29.1%, compared to 29.3%.

"While I’m disappointed in our second quarter topline growth, we continued to make solid headway in multiple areas that underscore the strength of our distinctive strategy. Strong home market growth of 7%, continued double digit growth for Kona and Omission, further proof of Widmer Brothers’ turnaround, and continued improvements in our operational efficiency were offset by unanticipated weaknesses in Redhook and California,” said Andy Thomas, chief executive officer, CBA. “Looking forward, we continue to be emboldened by the validation of our home market strategy, ongoing progress in achieving sustainable gross margin growth, and success in planting seeds in key beer geographies. Together, these will not only address our short-term challenges, but also set us up for long-term success.”

“Our relatively flat depletion growth across the first half of the year has affected our revenue and profit growth against our guidance and expectations,” said Joe Vanderstelt, chief financial officer, CBA. “At the same time, we maintain a healthy balance between depletions and overall shipments and have reduced distributor inventory days. We continue to see healthy pricing, and our margin enhancement initiatives are on target. Looking forward, we expect to see growth in our full year revenue, gross margin, and earnings as second half 2015 commercial programming is executed for our core brands.”

Components of anticipated 2015 financial results and developments:
We are revising previously issued guidance regarding our anticipated full year 2015 results, with the exception of estimated average price increases, as follows:

•	Owned beer shipment growth between 1% and 3%. The adjusted anticipated beer shipment growth reflects greater-than-anticipated challenges to the Redhook brand family outside of its home market.

•	Average price increase of 1% to 2%. We also expect further improvements in our revenue per barrel as we experience a favorable shift in our product mix.

•	Contract brewing revenue is expected to be flat compared to 2014, previously estimated to range from a decline of 10% to an increase of 10%.

•
Gross margin rate of 30.5% to 31.5%, which is unchanged based on our continued efforts to optimize our brewing locations and improve our capacity utilization as we steer towards our gross margin expansion target of 35% in 2017.

•
SG&A expense ranging from $58 million to $61 million. We are committed to keeping the high end of our SG&A expenses in line with topline performance, while ensuring the commercial programming is fully supported.

•
Capital expenditures of approximately $16 million to $19 million, which were previously estimated at $17 million to $21 million. The decrease in our projected capital expenditures is due to the timing of certain planned projects. We continue to anticipate capital expenditures of approximately $17 million to $21 million in 2016. Our capital expenditures will support the recently announced brewery expansion projects, as well as continued investments in quality, safety, sustainability, capacity and efficiency.

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including shipments and sales growth, price increases, level of contract brewing revenue and gross margin rate improvement, the level or effect of SG&A expense and business development, anticpated capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2014. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance
CBA is a leading craft brewing company, which brews, brands and markets some of the world’s most respected and best-loved American craft beers.
We are home to three of the earliest pioneers in craft beer: Redhook Ale Brewery, Washington’s largest craft brewery founded in 1981; Widmer Brothers Brewing, Oregon’s largest craft brewery founded in 1984; and Kona Brewing Company, Hawaii’s oldest and largest craft brewery founded in 1994. As part of Craft Brew Alliance, these craft brewing legends have expanded their reach across the U.S. and more than 15 international markets.
In addition to growing and nurturing distinctive brands rooted in local heritage, Craft Brew Alliance is committed to developing innovative new category leaders, such as Omission Beer, which is the #1 beer in the gluten free beer segment, and Square Mile Cider, a tribute to the early American settlers who purchased the first plots of land in the Pacific Northwest.

Publicly traded on NASDAQ under the ticker symbol BREW, Craft Brew Alliance is headquartered in Portland, OR and operates five breweries and five pub restaurants across the U.S. For more information about CBA and its brands, please visit www.craftbrew.com.

Media Contact: Jenny McLean Craft Brew Alliance, Inc. (503) 331-7248 jenny.mclean@craftbrew.com	Investor Contact: Edwin Smith Craft Brew Alliance, Inc. (503) 972-7884 ed.smith@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Sales	$62,638	$60,728	$107,257	$107,745
Less excise taxes	4,107	4,042	7,017	7,233
Net sales	58,531	56,686	100,240	100,512
Cost of sales	39,841	38,112	70,388	70,098
Gross profit	18,690	18,574	29,852	30,414
As percentage of net sales	31.9%	32.8%	29.8%	30.3%
Selling, general and administrative expenses	16,263	15,208	29,216	27,270
Operating income	2,427	3,366	636	3,144
Interest expense	(150)	(105)	(271)	(206)
Other income, net	7	9	13	3
Income before income taxes	2,284	3,270	378	2,941
Income tax expense	894	1,275	151	1,147
Net income	$1,390	$1,995	$227	$1,794
Income per share:
Basic and diluted net income per share	$0.07	$0.10	$0.01	$0.09
Weighted average shares outstanding:
Basic	19,145	19,029	19,130	19,002
Diluted	19,177	19,087	19,164	19,077
Total shipments (in barrels):
Core Brands	228,300	225,300	386,800	397,500
Contract Brewing	10,600	9,000	19,800	19,600
Total shipments	238,900	234,300	406,600	417,100
Change in depletions (1)	—%	9%	1%	9%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	June 30,
	2015	2014
Current assets:
Cash and cash equivalents	$1,277	$6,424
Accounts receivable, net	21,572	13,330
Inventory, net	19,350	20,133
Deferred income tax asset, net	1,746	1,775
Other current assets	4,510	3,749
Total current assets	48,455	45,411
Property, equipment and leasehold improvements, net	110,354	106,050
Goodwill	12,917	12,917
Intangible and other assets, net	16,916	17,337
Total assets	$188,642	$181,715
Current liabilities:
Accounts payable	$18,571	$20,977
Accrued salaries, wages and payroll taxes	5,000	6,251
Refundable deposits	7,426	7,971
Other accrued expenses	2,043	1,940
Current portion of long-term debt and capital lease obligations	1,100	557
Total current liabilities	34,140	37,696
Long-term debt and capital lease obligations, net of current portion	18,368	11,693
Other long-term liabilities	19,895	19,058
Total common shareholders' equity	116,239	113,268
Total liabilities and common shareholders' equity	$188,642	$181,715

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2015	2014
Cash flows from operating activities:
Net income	$227	$1,794
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,727	4,255
Loss on sale or disposal of Property, equipment and leasehold improvements	306	19
Deferred income taxes	67	66
Other, including stock-based compensation and excess tax benefit from employee stock plans	616	(114)
Changes in operating assets and liabilities:
Accounts receivable, net	(9,831)	(1,959)
Inventories	62	(2,909)
Other current assets	(97)	(347)
Accounts payable and other accrued expenses	5,330	5,232
Accrued salaries, wages and payroll taxes	(114)	1,635
Refundable deposits	(181)	446
Net cash provided by operating activities	1,112	8,118
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(5,816)	(5,074)
Proceeds from sale of Property, equipment and leasehold improvements	387	15
Net cash used in investing activities	(5,429)	(5,059)
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(245)	(291)
Proceeds from capital lease financing	—	841
Net borrowings under revolving line of credit	4,900	—
Proceeds from issuances of common stock	58	63
Tax payments related to performance shares issued	(151)	(150)
Excess tax benefit from employee stock plans	51	176
Net cash provided by financing activities	4,613	639
Increase in Cash and cash equivalents	296	3,698
Cash and cash equivalents, beginning of period	981	2,726
Cash and cash equivalents, end of period	$1,277	$6,424

Craft Brew Alliance, Inc.
Select Financial Information on a Trailing Twelve Month Basis
(Dollars in thousands, except per share amounts)
(Unaudited)

	Twelve Months Ended
	June 30,
	2015	2014	Change		% Change
Net sales	$199,750	$194,076	$5,674		2.9%
Gross profit	$58,148	$56,768	$1,380		2.4%
As percentage of net sales	29.1%	29.3%	(20)	bps
Selling, general and administrative expenses	54,946	49,021	5,925		12.1%
Operating income	$3,202	$7,747	$(4,545)		(58.7)%

Net income	$1,510	$4,432	$(2,922)		(65.9)%

Basic and diluted net income per share	$0.08	$0.23	$(0.15)		(65.2)%
Total shipments (in barrels):
Core Brands	779,800	775,900	3,900		0.5%
Contract Brewing	39,900	34,900	5,000		14.3%
Total shipments	819,700	810,800	8,900		1.1%
Change in depletions (1)	3%	10%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Income
(In thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net income	$1,390	$1,995	$227	$1,794
Interest expense	150	105	271	206
Income tax expense	894	1,275	151	1,147
Depreciation expense	2,380	2,098	4,607	4,134
Amortization expense	59	61	120	121
Stock-based compensation	303	273	624	444
Loss (gain) on disposal of assets	91	(4)	306	19
Adjusted EBITDA	$5,267	$5,803	$6,306	$7,865

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management. The Company defines Adjusted EBITDA as net earnings (loss) before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment. The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).